Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-197100) of Northern Power Systems Corp. of our report dated April 14, 2014, except for the fourth paragraph of Note 11, which is as of September 3, 2014, and Note 2, the effects of which are as of July 25, 2016, relating to the consolidated financial statements of Northern Power Systems Corp. (formerly known as Wind Power Holdings, Inc.) and Subsidiaries as of and for the year ended December 31, 2013 which report appears in the December 31, 2015 Annual Report on Form 10-K of Northern Power Systems Corp.

/s/ CohnReznick LLP

Hartford, Connecticut

July 25, 2016